UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell intends to exit equity partnerships held with Gazprom entities

LONDON, February 28, 2022 – The Board of Shell plc (“Shell”) today announced its intention to exit its joint ventures with Gazprom and related entities, including its 27.5 percent stake in the Sakhalin-II liquefied natural gas facility, its 50 percent stake in the Salym Petroleum Development and the Gydan energy venture. Shell also intends to end its involvement in the Nord Stream 2 pipeline project.

“We are shocked by the loss of life in Ukraine, which we deplore, resulting from a senseless act of military aggression which threatens European security,” said Shell’s chief executive officer, Ben van Beurden.

Shell’s staff in Ukraine and other countries has been working together to manage the company’s response to the crisis locally. Shell will also work with aid partners and humanitarian agencies to help in the relief effort.

“Our decision to exit is one we take with conviction,” said van Beurden. “We cannot – and we will not – stand by. Our immediate focus is the safety of our people in Ukraine and supporting our people in Russia. In discussion with governments around the world, we will also work through the detailed business implications, including the importance of secure energy supplies to Europe and other markets, in compliance with relevant sanctions.”

At the end of 2021, Shell had around $3 billion in non-current assets in these ventures in Russia. We expect that the decision to start the process of exiting joint ventures with Gazprom and related entities will impact the book value of Shell’s Russia assets and lead to impairments.

Shell’s Powering Progress strategy and financial framework remain unchanged. We reiterate our progressive dividend policy and intent to distribute 20-30 percent of CFFO to shareholders in the form of dividends and share buybacks while targeting a strong balance sheet with long-term AA credit metrics. We stepped up our distributions by announcing an $8.5 billion share buyback programme for the first half of 2022, and we expect to increase our dividend per share by 4 percent for the first quarter of 2022.

Notes to Editors:

In 2021, Shell share Adjusted Earnings from Sakhalin Energy JV and Salym JV were $0.7 billion.

Sakhalin-2

Shell has a 27.5 percent interest in Sakhalin-2, the joint venture with Gazprom, an integrated oil and gas project located on Sakhalin island. Other ownership interests are Gazprom 50%, Mitsui 12.5%, Mitsubishi 10%.

Salym

Shell has a 50 percent interest in Salym Petroleum Development N.V., a joint venture with Gazprom Neft that is developing the Salym fields in the Khanty Mansiysk Autonomous District of western Siberia.

Nord Stream 2

Shell is one of five energy companies which have each committed to provide financing and guarantees for up to 10% of the estimated €9.5 billion total cost of the project.

Gydan

A joint venture With Gazprom Neft (Shell interest 50%) to explore and develop blocks in the Gydan peninsula, in north-western Siberia. The project is in the exploration phase, with no production.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 28, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The content of websites referred to in this announcement does not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

Classification: Inside Information

This announcement contains inside information.

Contact:

- Linda M. Coulter, Company Secretary

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 1, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary